Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of BioBlast Pharma Ltd. (“Company”) will be held on January 27, 2016, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel, Zysman, Aharoni, Gayer & Co., at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	Approval of amended terms of engagement with Dr. Megiddo.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on December 28, 2015 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 37 Dereh Menachem Begin St., Tel Aviv 6522042, Israel or at our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by January 27, 2016 at 6:00 a.m. Israel time, which is January 26, 2016, at 11:00 p.m. Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Mr. Fredric Price

Mr. Fredric Price

Executive Chairman of the Board of Directors

December 22, 2015

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

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PROXY STATEMENT

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of BioBlast Pharma Ltd. (“Company”) in connection with the solicitation by the board of directors of proxies for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on January 27, 2016, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel, Zysman, Aharoni, Gayer & Co., at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	Approval of amended terms of engagement with Dr. Megiddo.

ITEM 1 – APPROVAL OF SERVICE TERMS OF DR. DALIA MEGIDDO

As disclosed in the Company’s public filings and publications, Dr. Megiddo, the Company’s co-founder and a director, served as the Company's Chief Development Officer (“CDO”). On March 18, 2015, the Company’s shareholders approved an amendment to the terms of Dr. Megiddo’s engagement with the Company, including, among other things, that she will serve as the Company’s CDO (instead of Chief Executive Officer), and shall become an employee of the Company. However, recently the parties agreed that Dr. Megiddo will transition her responsibilities as CDO to a newly hired executive, and shall serve as an advisor to the Chief Executive Officer of the Company. In connection with the transition, the parties agreed that Dr. Megiddo shall provide services as a service provider, and not an employee, to extend the period of time required to terminate her engagement without cause from 60 days to 6 months and that such terms of engagement shall become effective retroactively as of January 29, 2015. The changes in Dr. Megiddo’s previously approved terms of engagement are set forth in Exhibit A attached hereto, which terms comply with the limitations set forth in the Company’s Compensation Policy. Adoption of Exhibit A shall not change the monthly cost to the Company in engaging Dr. Megiddo.

On November 12, 2015 Dr. Megiddo stepped down from the position of CDO and became an advisor to the Chief Executive Officer of the Company. Dr. Megiddo continues to serve as a director on the Board of the Company.

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the amended terms of engagement with Dr. Megiddo, as set forth in Exhibit A, effective retroactively as of January 29, 2015.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

The Company‘s board of directors recommends that you vote “FOR” the proposal included in this Item.

Exhibit A

TERMS OF SERVICE

The following is a summary of the proposed material amendments to Dr. Megiddo's current terms of service as approved by the Company shareholders on March 18, 2015:

	Current terms:	Proposed Amended Terms:
Title and Status:	Chief Development Officer; an employee of the Company	Chief Development Officer, or, when directed by the Chief Executive Officer of the Company, an advisor to the Company; service provider
Term and Termination:	Either party may terminate the agreement without cause upon providing 60 days advance notice	Either party may terminate the agreement without cause upon providing 6 months advance notice

Note: The monthly cost of the engagement with Dr. Megiddo under the new arrangement does not change compared with the terms approved by the Company’s shareholders on March 18, 2015. In addition, the new terms shall become effective retroactively as of January 29, 2015, and shall override the terms approved on March 18, 2015 to the extent they are not consistent.

BioBlast Pharma Ltd.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board, Mr. Colin Foster, President and Chief Executive Officer, Mr. Udi Gilboa, Chief Financial Officer and Mr. Dan Riemer, Controller, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of BioBlast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company's counsel, Zysman, Aharoni, Gayer & Co., at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on January 27, 2016, at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BioBlast Pharma Ltd.

January 27, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

1.	To approve the amended terms of engagement with Dr. Megiddo, as set forth in Exhibit A, effective retroactively as of January 29, 2015.”

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

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NAME	SIGNATURE	DATE

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Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.